May 8, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: James Giugliano and Joel Parket

Re:	U.S. Gold Corp.
Form 10-K for the Fiscal Year Ended April 30, 2018
Filed July 30, 2018
File No. 001-08266

Dear Sirs:

On behalf of our client, U.S. Gold Corp. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comment, dated April 25, 2019 (the “Comment Letter”), in respect of the above noted filing. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended April 30, 2018

1.	In several instances throughout this filing and other filings you refer to the Copper King Project and the Gold Bar North project as a “development project”. Please note that absent proven and probable reserve (as defined in Industry Guide 7), a project is considered to be in the exploration stage. Please modify your disclosure to remove references to “development project” so as not to imply your projects are in the development stage or tell us why your presentation is appropriate. Refer to paragraph (a)(4) of Industry Guide 7 and the instructions thereto.

●	Response: The Company acknowledges the Staff’s comment and proposes that beginning with its Form 10-K for the Fiscal Year ended April 30, 2019, the Company will remove references to “development project” in all future filings that do not include proven and probable reserves (as defined in Industry Guide 7).

2.	We note your disclosure of measured, indicated, and inferred resources on page 6 of your filing. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and Exchange Commission unless required to be disclosed by foreign or state law. See Instruction 5 to Item 102 of Regulation S-K and Industry Guide 7, Instructions to paragraph (b)(5). Please advise or revise to remove your resource disclosures.

●	Response: The Company acknowledges the Staff’s comment and proposes that beginning with its Form 10-K for the Fiscal Year ended April 30, 2019, the Company will not disclose measured, indicated, and inferred resources unless required to be disclosed by foreign or state law.

U.S. Securities and Exchange Commission

May 8, 2019

3.	Please revise to describe your current exploration activities and future exploration plans for each of your material properties. See Industry Guide 7, paragraph 4(b)(i). In your response please include a description of your quality control procedures as they relate to your exploration work.

●	Response: The Company acknowledges the Staff’s comment and proposes that beginning with its Form 10-K for the Fiscal Year ended April 30, 2019, the Company will describe its current exploration activities and future exploration plans for each of its material properties. Further, the Company will include a description of its quality control procedures at it relates to the Company’s exploration work.

Acknowledgement

We hereby acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in our Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

●	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (303) 629-3445 or via email at sam.kenneth@dorsey.com.

Yours truly,

/s/ Kenneth Sam
Kenneth Sam

cc:	Edward M. Karr
Chief Executive Officer
U.S Gold Corp.